GREENWICH LIFESCIENCES, INC.

3992 Bluebonnet Dr, Building 14

Stafford, TX 77477

June 26, 2020

VIA EDGAR

United States Securities and Exchange Commission

100 F. Street, NE

Washington, DC 20549

Attention:	Jenn Do

Terence O’Brien

David Gessert

Michael Clampitt

Re:	Greenwich LifeSciences, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed June 23, 2020

File No. 333-238829

Dear Ladies and Gentlemen:

This letter sets forth responses on behalf of Greenwich LifeSciences, Inc., a Delaware corporation (the “Company”), to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated June 25, 2020 (“Comment Letter”) regarding the Company’s Registration Statement on Form S-1 (the “Registration Statement”).

For the convenience of the Staff, each comment from the Comment Letter corresponds to the numbered paragraphs in this letter and is restated prior to the response to such comment.

Amendment No. 1 to Registration Statement on Form S-1

Calculation Of Registration Fee

1. It appears that you have based your calculations for the Proposed Maximum Aggregate Offering Price on a per share price of $8.00, which represents the midpoint of your offering range between $7.50 and $8.50 per share. Please revise to use the top of your offering price range as the basis for your calculations. Please also revise the Amount of Registration Fee column and pay any additional fee, as necessary. Refer to Rule 457(o) of the Securities Act for guidance.

RESPONSE:	The Calculation of Registration Fee table has been revised to use the top of the Company’s offering price range.

 Exhibit 3.6. Form of Second Amended and Restated Bylaws, to be effective immediately prior to the closing of this offering

Article 11. Exclusive Forum

2. Please revise Article 11 of your Bylaws to clearly state that the provision (i) does not apply to federal securities law claims or (ii) applies only to state law claims, as applicable. Alternately, please provide reasonable assurance that you will make future investors aware of the provision’s limited applicability by including such disclosure in your future Exchange Act reports. In this regard, we note the risk factor you have included on page 42 of your Prospectus, Our Amended and Restated Bylaws to be effective upon completion of this offering provides that the Court of Chancery of the State of Delaware will be the sole and exclusive forum for substantially all disputes....

RESPONSE:	The Company hereby provides assurance that it will make future investors aware of the exclusive forum provision’s limited applicability by including such disclosure in its future Exchange Act reports.

Sincerely,

Greenwich LifeSciences, Inc.

/s/ Snehal Patel
By: Snehal Patel
Title: Chief Executive Officer